UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 72568 / July 9, 2014

Admin. Proc. File No. 3-15841

In the Matter of

AMCORE FINANCIAL, INC.,
CHINA SURE WATER (USA), INC.,
EUROBANCSHARES, INC.,
INTERAMERICAN ACQUISITION GROUP, INC., AND
LINK SCAFFOLD PRODUCTS NORTH AMERICA

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Amcore Financial, Inc., China Sure Water (USA), Inc., EuroBancshares, Inc., InterAmerican Acquisition Group, Inc., and Link Scaffold Products North America and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge[2] has become the final decision of the Commission with respect to Amcore Financial, Inc., China Sure Water (USA), Inc., EuroBancshares, Inc., InterAmerican Acquisition Group, Inc., and Link Scaffold Products North America. The order contained in that decision is hereby declared effective. The initial

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[1]   17 C.F.R. § 201.360(d).

[2]   *Amcore Fin., Inc., China Sure Water (USA), Inc., EuroBancshares, Inc., InterAm. Acquisition Group, Inc., and Link Scaffold Prods. North Am.*, Initial Decision Rel. No. 603 (May 27, 2014), 108 SEC Docket 20, 2014 WL 2191007. The stock symbol and Central Index Key numbers are: 714756 for Amcore Financial, Inc.; 1510256 for China Sure Water (USA), Inc.; EUBK and 1164554 for EuroBancshares, Inc.; 1328494 for InterAmerican Acquisition Group, Inc.; and 1447873 for Link Scaffold Products North America.

decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Amcore Financial, Inc., China Sure Water (USA), Inc., EuroBancshares, Inc., InterAmerican Acquisition Group, Inc., and Link Scaffold Products North America are hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Jill M. Peterson
Assistant Secretary

INITIAL DECISION RELEASE NO. 603
ADMINISTRATIVE PROCEEDING
File No. 3-15841

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of

AMCORE FINANCIAL, INC.,
CHINA SURE WATER (USA), INC.,
EUROBANCSHARES, INC.,
INTERAMERICAN ACQUISITION GROUP, INC.,
LINK SCAFFOLD PRODUCTS NORTH AMERICA,
STONE TAN CHINA ACQUISITION CORP., AND
VANHOLT GROUP, LTD.

INITIAL DECISION OF DEFAULT AS TO FIVE RESPONDENTS
May 27, 2014

APPEARANCE: Neil J. Welch, Jr. for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Cameron Elliot, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of the registered securities of Respondents Amcore Financial, Inc. (Amcore), China Sure Water (USA), Inc. (China Sure), EuroBancshares, Inc. (EuroBancshares), InterAmerican Acquisition Group, Inc. (InterAmerican), and Link Scaffold Products North America (Link Scaffold) (collectively, Respondents).[1] The revocations are based on Respondents' failure to timely file required periodic reports with the Securities and Exchange Commission (Commission).

INTRODUCTION

The Commission initiated this proceeding with an Order Instituting Administrative Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), on April 15, 2014. The OIP alleges that Respondents each have a class of securities registered with the Commission pursuant to Exchange Act Section 12(g) and have repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13 thereunder. Respondents were served with the OIP by May 2, 2014, in

[1] The proceeding has ended as to Respondents Stone Tan China Acquisition Corp. and Vanholt Group, Ltd. See Amcore Financial, Inc., Exchange Act Release No. 72189, 2014 SEC LEXIS 1728 (May 20, 2014); Exchange Act Release No. 72112, 2014 SEC LEXIS 1599 (May 7, 2014).

accordance with Commission Rule of Practice (Rule) 141(a)(2)(ii). <u>See</u> 17 C.F.R. § 201.141(a)(2)(ii). Respondents' Answers to the OIP were due by May 15, 2014. <u>See</u> OIP at 3; 17 C.F.R. §§ 201.160(b), .220(b). On May 16, 2014, Respondents were ordered to show cause by May 23, 2014, why the registrations of their securities should not be revoked by default due to their failure to file Answers or otherwise defend this proceeding. <u>See</u> <u>Amcore Financial, Inc.</u>, Admin. Proc. Ruling Release No. 1439, 2014 SEC LEXIS 1679. To date, no Respondent has filed an Answer or responded to the Order to Show Cause.

FINDINGS OF FACT

Respondents are in default for failing to file Answers or otherwise defend the proceeding. <u>See</u> OIP at 3; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule 155(a), I find the following allegations in the OIP to be true.

Amcore, Central Index Key (CIK) No. 714756, is a revoked Nevada corporation located in Chicago, Illinois, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Amcore is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2009, which reported a net loss of $233,783 for the prior twelve months. On August 19, 2010, Amcore filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of Illinois, and the case was terminated on June 4, 2012.

China Sure, CIK No. 1510256, is a New York corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). China Sure is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2011.

EuroBancshares, CIK No. 1164554, is a Puerto Rico corporation located in San Juan, Puerto Rico, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). EuroBancshares is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2009, which reported a net loss of over $15.9 million for the prior nine months. As of February 4, 2014, EuroBancshares' stock (symbol "EUBK") was traded on the over-the-counter markets.

InterAmerican, CIK No. 1328494, is a merged out Delaware corporation located in Indianapolis, Indiana, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). InterAmerican is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2009, which reported a net loss of $207,329 for the prior six months.

Link Scaffold, CIK No. 1447873, is a revoked Nevada corporation located in Edmonton, Alberta, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Link Scaffold is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended March 31, 2010, which reported a net loss of $8,957 for the prior twelve months.

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, 885, motion for reconsideration denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419. Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. See SEC v. McNulty, 137 F.3d 732, 740-41 (2d Cir. 1998); SEC v. Wills, 472 F. Supp. 1250, 1268 (D.D.C. 1978). There is no genuine issue of material fact that Respondents failed to timely file required periodic reports. As a result of the foregoing, Respondents have failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

SANCTIONS

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In proceedings pursuant to Exchange Act Section 12(j) against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39. The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." Id. at 439.

Respondents' failure to file required periodic reports is serious because it violates a central provision of the Exchange Act. The purpose of periodic reporting is to supply investors with current and accurate financial information about an issuer so that they may make sound investment decisions. Id. at 441. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports for at least three years. See Nature's Sunshine Prods., Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488, 13495 (respondent failed to file seven required periodic reports due over a two-year period); Impax Labs., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241, 6251 (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Respondents are culpable because they knew, or should have known, of their obligation to file periodic reports. Alternatively, it is unnecessary to find that Respondents were aware of, or intentionally ignored, their reporting obligations, as scienter is not necessary to establish grounds for revocation and the other factors weigh in favor of revocation. China-Biotics, Inc., Exchange Act Release No. 70800, 2013 WL 5883342, at *10 n.60 (Nov. 4, 2013). Finally, Respondents have not answered the OIP to address whether they have made any efforts to remedy their past violations and have made no assurances against further violations.

Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Amcore Financial, Inc., China Sure Water (USA), Inc., EuroBancshares, Inc., InterAmerican Acquisition Group, Inc., and Link Scaffold Products North America are hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360. See 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

Respondents are notified that they may move to set aside the default in this case. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. Id.

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Cameron Elliot
Administrative Law Judge